Sapor Syrup Inc.

dba Above Board

Financial Statements
For the Fiscal Year Ended December 31, 2025
(Unaudited)

Prepared by management from the Company's QuickBooks Online accounting records.
These statements have not been audited or reviewed by an independent accountant.

Sapor Syrup Inc. (dba Above Board)

Balance Sheet

As of December 31, 2025 (Unaudited)

	2025
ASSETS	
Current Assets	
Cash and cash equivalents (BoA Checking)	$2,826.12
Cash held at California Bank & Trust (Note 4)	$143,000.00
Accounts receivable	$20,120.11
Other current assets (deposits & inventory)	$33,695.65
Total Current Assets	**$199,641.88**
Fixed Assets	
Startup & organizational costs	$15,363.80
Fill machines	$6,831.00
Trademarks	$250.00
Accumulated amortization	($2,080.33)
Accumulated depreciation	($5,847.42)
Total Fixed Assets	**$14,517.05**
TOTAL ASSETS	**$214,158.93**
LIABILITIES	
Current Liabilities	
Accounts payable	$1,000.00
Credit cards payable	$24,840.23
Amex Delta CC	$15,482.92
BoA Credit Card	$8,799.75
Cash Rewards Card	$557.56
Other current liabilities (payroll & sales tax)	($1,391.56)
Total Current Liabilities	**$24,448.67**
Non-Current Liabilities	
Notes payable, California Bank & Trust (Note 4)	$143,000.00
Total Non-Current Liabilities	**$143,000.00**
TOTAL LIABILITIES	**$167,448.67**
STOCKHOLDERS' EQUITY	
Owner investment	$567,634.82
Common stock and additional paid-in capital	$8,452.47
Retained earnings	($471,614.50)
Net loss, current year	($57,762.53)
Total Stockholders' Equity	**$46,710.26**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$214,158.93**

Prepared on the accrual basis of accounting from the Company's QuickBooks Online general ledger. Cash and cash equivalents held in the Company's Bank of America checking account are stated at the balance confirmed against bank statements. Cash held at California Bank & Trust represents proceeds of the note payable described in Note 4 and is stated at the loan's original principal amount as of its August 2025 origination date, consistent with the loan's interest-only terms during the period presented; this balance has not been independently confirmed against a California Bank & Trust account statement. See accompanying notes to financial statements. These statements have not been audited or reviewed by an independent accountant.

Sapor Syrup Inc. (dba Above Board)

Statement of Operations

For the Fiscal Year Ended December 31, 2025 (Unaudited)

	FY2025
Total revenue	$155,202.74
Cost of goods sold	$20,415.71
Gross Profit	**$134,787.03**
Total operating expenses	$285,319.43
Net Operating Income (Loss)	**($150,532.40)**
Other income, net	$14.70
NET LOSS	**($150,517.70)**

Prepared on the accrual basis of accounting from the Company's QuickBooks Online general ledger. Operating expenses include advertising and marketing, contract labor, rent, office and administrative costs, professional fees, travel, and other selling, general and administrative expenses; a detailed expense schedule is available from the Company upon request. See accompanying notes to financial statements. These statements have not been audited or reviewed by an independent accountant.

Sapor Syrup Inc. (dba Above Board)

Statement of Cash Flows

For the Fiscal Year Ended December 31, 2025 (Unaudited)

	FY2025
Cash Flows from Operating Activities	
Net loss	($150,517.70)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in accounts receivable	($9,329.08)
Increase in inventory	($720.00)
Increase in deposits	($12,629.02)
Increase in credit cards payable	$6,782.98
Decrease in other current liabilities	($1,435.94)
Net cash used in operating activities	**($167,848.76)**
Cash Flows from Investing Activities	
Net cash used in investing activities	**$0.00**
Cash Flows from Financing Activities	
Owner investment	$168,000.00
Proceeds from notes payable (Note 4)	$143,000.00
Prior-period reconciliation adjustment, net (Note 2)	($2,801.84)
Net cash provided by financing activities	**$308,198.16**
NET INCREASE IN CASH	**$140,349.40**
Cash at beginning of period	$5,476.72
CASH AT END OF PERIOD	**$145,826.12**

Prepared using the indirect method from verified balance sheet and income statement data. Cash at end of period includes both the Bank of America checking balance ($2,826.12) and cash held at California Bank & Trust ($143,000.00, Note 4). See Note 2 regarding the prior-period reconciliation adjustment. These statements have not been audited or reviewed by an independent accountant.

Sapor Syrup Inc. (dba Above Board)

Statement of Stockholders' Equity

For the Fiscal Year Ended December 31, 2025 (Unaudited)

	Total
Balance, December 31, 2024	$32,029.80
Owner investment	$168,000.00
Net loss	($150,517.70)
Prior-period reconciliation adjustment, net (Note 2)	($2,801.84)
Balance, December 31, 2025	**$46,710.26**

Owner investment, common stock, and additional paid-in capital are not separately roll-forwarded above as no changes occurred to the common stock and additional paid-in capital balance during the period; that balance ($8,452.47) is included within the December 31, 2024 and December 31, 2025 totals shown. See Note 2. These statements have not been audited or reviewed by an independent accountant.

Sapor Syrup Inc. (dba Above Board)

Notes to Financial Statements

December 31, 2025 (Unaudited)

Note 1: Basis of Presentation

Sapor Syrup Inc. (dba Above Board, "the Company") is a Delaware corporation. These financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP"), from the Company's QuickBooks Online general ledger. They have not been audited or reviewed by an independent accountant and were prepared by management.

Note 2: Prior-Period Reconciliation Adjustment

During the current period, management identified that the Company's Bank of America checking account balance, as recorded in the general ledger, did not agree with the Company's bank statements due to duplicate transactions entered through the Company's bank feed connection. A dated correcting entry of $2,801.84 was recorded as of December 31, 2025 to bring the recorded cash balance into agreement with the bank-confirmed balance. This adjustment is reflected in the "Prior-period reconciliation adjustment, net" line of the Statement of Cash Flows and the Statement of Stockholders' Equity. Management has confirmed the cash balance presented as of December 31, 2025 directly against bank records.

Note 3: Significant Accounts

Owner investment represents capital contributed to the Company by its founders. Common stock and additional paid-in capital totaled $8,452.47 as of December 31, 2025, unchanged from the prior year. The Company's only class of authorized stock is Common Stock, 10,000,000 shares authorized, 10,000,000 shares issued and outstanding (5,100,000 shares held by Nicole Slone and 4,900,000 shares held by Jonathon Slone).

Note 4: Indebtedness

In August 2025, the Company obtained a commercial revolving line of credit from California Bank & Trust in the original principal amount of $143,000.00, guaranteed in part by the U.S. Small Business Administration. The facility bears interest at approximately 7.75% per annum, matures August 26, 2035, and carries a 12-month interest-only period from origination, with principal amortization beginning with the payment due September 26, 2026. As the loan remained within its interest-only period throughout the period presented, no principal reduction had occurred as of December 31, 2025, and the note payable is presented at its original principal amount. This account was not connected to the Company's QuickBooks Online system until September 2026; the loan and its proceeds have been recorded as of the loan's origination date to reflect the Company's financial position as of December 31, 2025. The exact disposition of loan proceeds between cash held at California Bank & Trust and amounts used for Company purposes during the period has not been independently traced against California Bank & Trust account statements.

Note 5: Subsequent Events

Management has evaluated subsequent events through the date these financial statements were prepared.